RTN STEALTH SOFTWARE INC

The ”Reporting Issuer” or the “Company”

FORM NI 51-101F1 STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS

INFORMATION

For fiscal Year Ended December 31, 2009

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101

Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Terms for which a meaning is given in NI 51-101 have the same meaning in this Form 51-101F1.

TABLE OF CONTENTS

PART 1

DATE OF STATEMENT

PART 2

DISCLOSURE OF RESERVES DATA

None - not included

PART 3

PRICING ASSUMPTIONS

None - not included

PART 4

CHANGES IN RESERVES & FUTURE NET REVENUE

None - not included

PART 5

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

None - not included

PART 6

OTHER OIL AND GAS INFORMATIO

Form 51-101F2      Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor

None – “nil’ included

Form 51-101F3      Report of Management and Directors on Oil And Gas Disclosure

Filed Separately

PART 1 DATE OF STATEMENT

Item 1.1 Relevant Dates

1. The date of this report and statement is: April 30, 2010

2.  The  effective  date  of  information  provided  in  this  statement  is  as  of  the  Company’s  most  recently completed fiscal year ended: December 31, 2009

3. The date of preparation the information provided herein is: April 30, 2010

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and Gas Properties and Wells

1.

Alexander, Alberta:

RTN  Stealth  Software  Inc.  holds  a  30%  working  interest  in  64  gross  Ha  (19.2  Net  Ha)  of  onshore  P&NG rights  in  Alexander,  Alberta.  The  property  includes  a  producing  Ellerslie/Wabamun  oil  well  at  6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

2.

Producing Wells (Alberta):

Gross Wells: 1

Net Wells: 0

Non-Producing Wells (Alberta):

None

Item 6.2 Properties With No Attributed Reserves

See item 6.1

Item 6.4 Additional Information Concerning Abandonment and Reclamation Costs

In  respect  of  abandonment  and  reclamation  costs  for  surface  leases,  wells,  facilities  and pipelines, disclose:

a)   RTN   Stealth   Software   Inc.   estimates   abandonment   and   reclamation   costs   based   on

operators’ cost experience for the area.

b)  RTN  Stealth  Software  Inc.  expects  to  incur  future  abandonment  and  reclamation  costs  in respect of 0.69 net wells and 0.40 net facilities.

Item 6.6 Costs Incurred

The  net  costs  incurred  by  the  Company  to  the  Company’s  participating  interest  share  of  its  oil and  gas  properties  in  the  Company’s  most  recently  completed  financial  year  ended  December

31, 2009, (not including lease payments during 2009): NONE

Item 6.7 Exploration and Development Activities

1. The Company did not engage in any oil & gas exploration and development activities during the Company’s most recently completed financial year ended December 31, 2009

2.   The   Company   does   not   expect   to   participate   in   future   oil   and   gas   exploration   and

development activities.

Form  51-101F2  The  companion  Form  51-101F2  “Report  On  Reserves  Data  By  Independent

Qualified  Reserves  Evaluator  Or  Auditor”  to  this  Form  51-101F1  filed  concurrently  and  is  nil because the Company is an exploration stage company and has no reserves to report on.

Form  51-101F3  The  companion  Form  51-101F3  “Report  of  Management  and  Directors  on  Oil

and  Gas  Disclosure”  pertaining  to  this  Form 51-101F1  is  filed  concurrently  with  this  Form 51-

101F1.